JON D. SAWYER, P.C.
1775 Sherman Street, Suite 1425, Denver, CO 80203

May 4, 2016

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, DC 20549

Re:

Canfield Medical Supply, Inc.

Preliminary Information Statement on Schedule 14C

Filed April 20, 2016

File No. 000-55114

Dear Mr. Reynolds:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated April 28, 2016 (the "Comment Letter") regarding Canfield Medical Supply, Inc. ("Canfield" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

General

1.

Please advise us as to when you intend to become current with your Securities Exchange Act of 1934 filing obligations.  We note, for example, that you have not filed your annual reports on Form 10-K for the years ended December 31, 2014 and December 31, 2015 and have not filed quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015.  Additionally, we note that you have not filed an Item 5.03 Form 8-K for your name change in March 2015.

Response

The auditors have told the Company that they are attempting the finish the audits for 2014 and 2015 by the end of May, 2016 and they hope to finish the delinquent 10-Q’s by early July, 2016.  Based on my experience with auditors I would add 2 – 4 weeks onto these estimates, but we will be doing everything we can to expedite the completion and filing of these reports.

P (720) 328-3561     ●     F (720) 420-1766     ●     E jsawyer@jsawyerlaw.com

May 4, 2016

Page Two

With respect to the Form 8-K filing to report the name change, we obviously never filed it last year because we didn’t know that someone had accessed the Colorado Secretary of State’s records and fraudulently changed the name.  Based on SEC rules the name change isn’t effective until an Information Statement has been filed with the SEC and mailed to the shareholders and this was never done last year.  On the other hand, as far as the Colorado Secretary of State is concerned, the name was changed and we had to file a name change to change it back.  Under the circumstances the Company has decided to go ahead and file a Form 8-K to report both name changes.

Attached is the requested written statement from the Company.

Thank you for your attention to this matter. Please contact the undersigned if you have any questions or need any additional information.

Very truly yours, JON D. SAWYER, P.C. Jon D. Sawyer

Attachment

CANFIELD MEDICAL SUPPLY, INC.

4120 Boardman-Canfield Road

Canfield, Ohio 44406

(330) 533-1914

May 4, 2016

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, DC 20549

Re:

Canfield Medical Supply, Inc.

Preliminary Information Statement on Schedule 14C

File No. 000-55114

Dear Mr. Reynolds:

In response to the request in your letter dated April 28, 2016, the undersigned, as President of Canfield Medical Supply, Inc. (the "Company") acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CANFIELD MEDICAL SUPPLY, INC. Michael J. West, President